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02003902

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SEC FILE NUMBER
8- 48007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/7/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Post Oak Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 1250
(No. and Street)

Houston (City) Texas (State) 77027-2913 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark M. Blackman II, Managing Director 713-840-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C. (formerly Hopkins, Vetters, Palmerton & Co., P.C.)
(Name — *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark M. Blackman, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Post Oak Capital Advisors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



FAYE CIHAT
Notary Public, State of Texas
My Commission Expires
11-09-2005

Notary Public

Signature

Managing Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commissions	$ 731,153	$ 907,744
Less: Commissions to carrying broker	157,495	218,830
Net commission income	573,658	688,914
Management fee income	179,753	-
Investment advisory fees	-	1,222,898
Interest and other income	14,744	10,097
TOTAL REVENUES	768,155	1,921,909
EXPENSES		
Officers' compensation	-	669,050
Investment advisory department expenses	-	437,820
Management fee	462,000	350,785
Other operating expenses	278,462	432,629
TOTAL EXPENSES	740,462	1,890,284
NET INCOME	27,693	31,625
Federal income taxes	(2,402)	(4,421)
NET INCOME	$ 25,291	$ 27,204

The accompanying notes are an integral part of the financial statements.

ASSETS

	2001	2000
Cash and cash equivalents	$ 15,115	$ 26,736
Investment securities, at market	87,385	75,101
Receivable from carrying broker	61,101	67,984
Receivable from related parties	29,397	-
Other assets, net	5,054	5,792
TOTAL ASSETS	$ 198,052	$ 175,613

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable	$ 24,006	$ 21,123
Accrued expenses	25,151	25,272
Federal income taxes payable	2,402	4,421
Payable to related party	-	3,595
TOTAL LIABILITIES	51,559	54,411
STOCKHOLDERS' EQUITY		
Common stock - $.10 par value, 1,000,000 shares authorized, 10,000 issued and outstanding	1,000	1,000
Additional paid-in capital	96,666	96,666
Retained earnings	48,827	23,536
	146,493	121,202
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 198,052	$ 175,613

The accompanying notes are an integral part of the financial statements.

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Post Oak Capital Advisors, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Post Oak Capital Advisors, Inc. as of December 31, 2001 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule II of Post Oak Capital Advisors, Inc. as of December 31, 2000 were audited by Hopkins, Vetters, Palmerton & Co., P.C., who merged with Harper & Pearson Company, P.C. as of May 1, 2001 and whose report dated February 16, 2001 expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Post Oak Capital Advisors, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 14, 2002

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 1999	$ 1,000	$ 21,565	$ (3,668)	$ 18,897
Capital contribution	-	75,101	-	75,101
Net income	-	-	27,204	27,204
Balance - December 31, 2000	1,000	96,666	23,536	121,202
Net income	-	-	25,291	25,291
Balance, December 31, 2001	$ 1,000	$ 96,666	$ 48,827	$ 146,493

The accompanying notes are an integral part of the financial statements.

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 25,291	$ 27,204
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization	-	300
Unrealized gain on securities owned	(12,284)	-
Changes in operating assets and liabilities		
Receivable from carrying broker	6,883	(795)
Receivable from related parties	(29,397)	54,874
Other assets, net	738	(5,369)
Accounts payable	2,883	(9,925)
Accrued expenses	(121)	(74,523)
Federal income tax payable	(2,019)	4,421
Net cash used by operating activities	(8,026)	(3,813)
INVESTING ACTIVITIES		
Purchase of investments	-	(75,101)
Cash used by investing activities	-	(75,101)
FINANCING ACTIVITIES		
Contribution to additional paid-in capital	-	75,101
Repayment of advances from related party	(3,595)	(21,405)
Cash (used) provided by financing activities	(3,595)	53,696
NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,621)	(25,218)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	26,736	51,954
CASH AND EQUIVALENTS AT END OF YEAR	$ 15,115	$ 26,736

Supplemental disclosure of cash flow information

	2001	2000
Cash paid during the year for interest	$ 496	$ 1,008
Cash paid during the year for income taxes	$ 4,421	$ -

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Post Oak Capital Advisors, Inc. ("the Company") was incorporated in the state of Texas on December 3, 1994. The Company is located in Houston, Texas.

Nature of Operations – The Company operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in Texas and Louisiana.

The Company provided investment advisory services to high net worth individuals, partnerships and select institutions through June 30, 2000. Beginning July 1, 2000 those services were provided through Post Oak Capital Advisors, Ltd., an affiliated Company. (See Note H)

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Investment Securities – Investments, which consisted of a municipal bond at December 31, 2001 and 2000, are valued at market.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Company's share of commissions for transactions conducted through the clearing agent.

Federal Income Taxes – The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The cumulative temporary differences at December 31, 2001 and 2000 were insignificant and, as a result, deferred taxes have not been provided thereon. The income tax provision at December 31, 2001 and 2000 consists of Federal income taxes of $2,402 and $4,421, respectively.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING BROKER CONTRACT

As described in Note A, the Company has entered into an agreement for securities clearance services with Bear Sterns Securities Corp. Bear Sterns carries and clears the Company's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Company assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, Bear Sterns assumes responsibility for monitoring the Company's accounts for compliance.

Other requirements of the agreement are that the Company maintain net capital of not less than $150,000 and be a member in good standing of the NASD. Bear Stearns also has a lien and security interest in all of the Company's property for the repayment of any obligations to Bear Stearns. The Company has obtained a waiver from Bear Stearns relating to shortfalls of $49,980 and $47,345 at December 31, 2001 and 2000, respectively, from the required net capital amount of $150,000.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2001.

Net Capital - Actual (Schedule I)	$ 100,020
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 50,020
Aggregate Indebtedness to Net Capital	.52 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2000.

Net Capital - Actual (Schedule II)	$ 102,655
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 52,655
Aggregate Indebtedness to Net Capital	.53 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2001 and 2000.

NOTE E RELATED PARTY TRANSACTIONS

During 2001 and 2000 the Company paid management fees of $462,000 and $350,785, respectively, to affiliated companies related through common ownership. The management fees cover most operating expenses of the Company including salaries, office lease, etc. The Company had a receivable of $29,397 as of December 31, 2001 from an affiliated Company and owed $3,595 at December 31, 2000 to an affiliated Company.

In addition, the Company received management fee income from an affiliated Insurance Company. The Company received approximately, $180,000 and $29,000 during the years ended December 31, 2001 and 2000, respectively under this agreement. This agreement expired on September 30, 2001 and was not renewed.

NOTE F CREDIT RISK

Credit Risk – The Company's credit risk derives primarily from cash deposits and its fixed rate municipal bond which is subject to interest rate risk. The Company maintains cash in a deposit account, which at times exceed federally insured limits. It is the Company's practice to utilize high net worth institutions to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE G INVESTMENT ADVISORY SERVICES

During the year 2000 the Company discontinued providing investment advisory services as a registered investment advisor. As a result, the activities of the Company were substantially reduced. In 2000, investment advisory fees represented 57% of gross revenues of the Company.

NOTE H INVESTMENT SECURITIES

At December 31, 2001 and 2000 the Company had the following investments:

	2001		2000	
	Cost	Market	Cost	Market
Burleson, Texas ISD, refunding and Improvement Bond, 6.55%, due 08/01/2005.	$75,101	$87,385	$75,101	$75,101

NOTE H INVESTMENT SECURITIES (CONTINUED)

For the year ended December 31, 2001 the Company has included in other income $12,284 of unrealized gain on its fixed income investment.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 146,493
LESS NONALLOWABLE ASSETS	
Receivables	(4,267)
Receivables from affiliates	(29,396)
Other assets	(5,054)
Other deductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	103,776
HAIRCUTS ON SECURITIES	(3,756)
NET CAPITAL	100,020
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 50,020
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 102,422
RECONCILING ITEMS OR DIFFERENCES	(2,402)
NET CAPITAL PER ABOVE	$ 100,020

See independent auditor's report.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

TOTAL MEMBERS' EQUITY	$ 121,202
LESS NONALLOWABLE ASSETS	
Receivables	(3,387)
Other assets	(4,992)
Other deductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	108,823
HAIRCUTS ON SECURITIES	(6,168)
NET CAPITAL	102,655
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 52,655

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2000)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 107,077
RECONCILING ITEMS OR DIFFERENCES	(4,422)
NET CAPITAL PER ABOVE	$ 102,655

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3


FEB 28 2002

February 14, 2002

Board of Directors
Post Oak Capital Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Post Oak Capital Advisors, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper + Pearson Company, P.C.

Houston, Texas